Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,					Nine Months Ended September 30,
In millions of dollars, except for ratios	2005(1)(2)	2004(1)(2)	2003(1)(2)	2002(1)(2)(3)	2001(1)(2)(3)	2006(1)(2)	2005(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$23,120	$13,271	$9,942	$12,273	$19,887	$25,587	$16,176
Interest factor in rent expense	516	487	460	445	390	422	385

Total fixed charges	$23,636	$13,758	$10,402	$12,718	$20,277	$26,009	$16,561

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,433	$22,736	$25,170	$19,388	$18,929	$22,117	$22,172
Fixed charges (excluding preferred stock dividends)	23,636	13,758	10,402	12,718	20,277	26,009	16,561

Total income	$53,069	$36,494	$35,572	$32,106	$39,206	$48,126	$38,733

Ratio of income to fixed charges excluding interest on deposits	2.25	2.65	3.42	2.52	1.93	1.85	2.34

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$36,676	$22,004	$17,184	$21,177	$31,664	$40,725	$25,741
Interest factor in rent expense	516	487	460	445	390	422	385

Total fixed charges	$37,192	$22,491	$17,644	$21,622	$32,054	$41,147	$26,126

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,433	$22,736	$25,170	$19,388	$18,929	$22,117	$22,172
Fixed charges (excluding preferred stock dividends)	37,192	22,491	17,644	21,622	32,054	41,147	26,126

Total income	$66,625	$45,227	$42,814	$41,010	$50,983	$63,264	$48,298

Ratio of income to fixed charges including interest on deposits	1.79	2.01	2.43	1.90	1.59	1.54	1.85

(1)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.